Exhibit 3.1

SECTION 3.13 OF THE AMENDED AND RESTATED BYLAWS

OF REX ENERGY CORPORATION

Section 3.13. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or any certificate of designations, any action required or permitted to be taken at any meeting of the Board of Directors or a committee thereof may be taken without a meeting if all members of the Board of Directors or the committee, as the case may be, consent thereto in writing or by electronic transmission (as that term is defined in Section 232 of the General Corporation Law of the State of Delaware (the “DGCL”)), and the writing or writings or electronic transmission are filed with the minutes of proceedings of the Board of Directors or the committee in accordance with applicable law.